Exhibit 99.1

Bezeq the Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – July 28, 2010 – Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on July 28, 2010, it was served with a lawsuit and a motion to certify the lawsuit as a class action that were filed in the Tel Aviv District Court.

The plaintiff claims that as a result of a failure of Bezeq’s phone service (which was not repaired by Bezeq for 34 hours), Bezeq's  subscribers were not able to phone or connect to  subscribers of Hot Telecom L.P ("HOT"), which caused damages to Bezeq’s subscribers.  The plaintiff is seeking compensation in the amount of NIS 100 per subscriber.  The total amount of the claim is estimated by the plaintiff at NIS 250 million ($66 million).

The plaintiff is seeking certification of the lawsuit as a class action on behalf of Bezeq’s subscribers. It is noted that in 2006, Bezeq was served with a lawsuit and a motion to certify the lawsuit as a class action by HOT’s subscribers with respect to the same matter. Such claim was settled in 2009, as reported in Bezeq’s 2009 annual report (section 2.18.8).

Bezeq is reviewing and assessing the lawsuit and at this stage, is not able to evaluate the probability of success of the lawsuit.